

November 21, 2024

Pik Chun Lin
Chief Financial Officer
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

> **Re: Ming Shing Group Holdings Ltd**
> **Annual Report on Form 20-F**
> **Filed August 26, 2024**
> **File No. 333-272861**

Dear Pik Chun Lin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel D. Nauth, Esq.